Filed by Omnichannel Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Omnichannel Acquisition Corp.

Commission File No.: 001-39726

Date: August 16, 2021

Seeking Alpha Interview Transcription

Monday, August 16, 2021

CORPORATE PARTICIPANTS Matt Higgins - Chief Executive Officer, Chairman, Omnichannel Acquisition Sean Harper - Chief Executive Officer, Kin Insurance

PRESENTATION

Operator

Welcome to Seeking Alpha’s CEO Interviews. Quality of leadership is a decisive factor in stock performance, so we provide in depth interviews with the best and brightest CEOs in the public markets. We publish limited excerpts from our interviews and social media platforms and the fully interviews at seekingalpha.com and in the highly rated Seeking Alpha mobile app. To find the full interviews, open seekingalpha.com or the Seeking Alpha mobile app and search for the phrase CEO interviews or simply type a stock ticker into the search box.

Josh Fineman

Welcome to Seeking Alpha CEO Interviews. Today, my guests are Matt Higgins, the CEO and Chairman of Omnichannel Acquisition, and Sean Harper, the CEO of Kin Insurance. Matt’s Omnichannel, the SPAC, announced a deal to take Kin Insurance public through a SPAC deal, which values I believe at about $1 billion.

Guys, just welcome to the show and yeah, just tell me a little bit about the deal.

Matt Higgins

Great. Thanks for having. Do you want to start, Sean?

Sean Harper

Take it away, Matt.

Matt Higgins

All right, I’ll kick it off. All right, we’ve become a dynamic duo. So, thanks for having us and I’m Matt. I launched this SPAC last November. A quick bit of background about me, I have an expertise in consumer businesses. I’ve done incubations. I’ve been an operator in one form or another my entire life. I helped oversee the rebuilding of the World Trade Center after 9/11. So, I like to build and I like to partner with great founders and great builders.

And, so my expertise is also principally in digital businesses. I back a ton of director to consumer businesses and I teach the subject at Harvard Business School and when I launched this SPAC, my vision was to put together a team of operators who operated within the consumer sector, principally digitally fueled, who could help me identify a great digitally fueled business that would experience basically tailwinds coming out of the pandemic and I wanted something that was focused on an industry that is change resistant, that is large, significant, and with a dynamic founder who, in my experience, would welcome the involvement of these consumer expertise.

We have 10 founders on our team and in my experience teaching at HBS when you’re investing, there’s certain recurring fact patterns where a direct to consumer business can use help when they’re looking to scale. So, long story short, I do a big thorough search. We just put our S-4 out there, which is a pretty detailed explanation of what we went through to identify Kin, and we landed on Kin, and I’ll just tell you why I’m excited.

I’m going to hand it off to Sean. Homeowners insurance is a massive TAM. It’s $100 billion industry. Anybody who owns a home needs to have it. We spend about 2 percent of our income actually annually as homeowners on insurance and yet the insurance industry is dominated by companies where the average age is 107 years old, around since the last pandemic, and has been very resistant to change for a variety of reasons, one of them being channel conflict, disintermediating the agency we rely on, and just old tech. I mean, there’s a reason why when you walk into an Apple store, it feels like an Apple store and when you walk into a Verizon store, it feels like a Verizon store.

And, so I got really excited when I met Sean, fantastic numbers. I don’t want to steal his thunder, but we landed on Kin and we’ve been working hard ever since to create value. Sean, why don’t I hand it to you?

Sean Harper

Yeah, so we’ve been working at Kin for five years now and Lucas, my co-founder and I, come from a fintech background and we saw the impact that technology has had on these other areas of financial services, because if you think about it, a financial services company actually is a software company in disguise, because all the stuff is being done on the computer, yet a lot of these companies are not very good at software.

Well, like Matt said, a lot of them are 100 plus years old. And, so we had sold our previous business, which was a payment processing business. I mean, if you look at payments, all the biggest market cap companies--Stripe, Square, PayPal, Adyen--these are all tech companies and we looked at insurance and we were like, this hasn’t happened yet in insurance. Let’s figure out the angle and go do it.

And, the more we looked into it, we found that homeowners insurance is incredibly backward. In fact, when time when prices have been going down for every financial product, the price of homeowners insurance has doubled over the last 20 years. Isn’t that crazy? This is all done on computers. It should be getting cheaper, not more expensive.

And, in particular, about a half of the market, so about 40 percent of the market right now but growing, is in places like where you live, in places like Florida, Texas, Carolinas, California, places where the weather is getting much more volatile and the legacy insurance companies are having a really hard time responding to this. This is the common theme. They have a hard time responding to change.

They can’t respond to the change of consumer preferences. They can’t respond to the technology change. They also can’t respond to the change in sort of the weather volatility, and customers really need it. So, we got really fired up about this and it’s been going really well.

We have been really conscious about how we built this company. We’ve been very focused on what we’re working on. We’re not trying to do many things in too many places, and the results have been really good. Our LTV to CAC ratio is 7.9, which is far higher than any of the other insurance tech companies. It’s a great metric by any basis and so yeah, we’re really pumped about this.

And, sometimes you just have--and we’ve had this feeling about a lot of our investors, because we’ve got some amazing investors. Like, our early stage investors were all these sort of legends of fintech. We have the founder of Capital One as an investor. We have Omidyar who, he was running eBay when they bought PayPal. We’ve got those guys. We have some of the best insurance investors with Hudson Structure Capital Management, it’s not a name that anyone outside of the insurance industry knows, but inside the insurance industry, everybody knows them.

And, when I met Matt, I was like, these guys have a superpower in an area, which is consumer marketing and brand development that is, one, a really important area for us and two, an area where we could use some help. And, it’s been fun so far. I mean, we’re riffing on things all the time. We just rolled out this amazing movie that we made, which we can talk more about and it’s really a fun collaboration and an effective one.

Josh Fineman

Got you. No, that’s super interesting. What--it seems to be a pretty competitive--well, it’s getting more competitive in the insur-tech space. I guess, I think you would consider your--maybe one of your big competitors to be Hippo, which I think has been about a $5 billion evaluation, and then there’s also Lemonade, which does exactly the same thing.

How do you see the competitive landscape? And, I think you were about $1 billion/$5 billion. Why the difference?

Sean Harper

Yeah, so the--important to note, neither of those companies are our competitors. We actually don’t compete against Hippo in a meaningful way. We don’t compete against Lemonade. They’re doing different things.

So, Lemonade is doing renters insurance. Hippo is doing homeowners also, but they do it through mainly the legacy channel and through the sort of--they actually sell most of their business through insurance agents, sort of old school insurance agents.

What we do is totally different. It’s direct to consumer and then we also don’t overlap geographically with them that much. And, we’re tiny. Even at our current scale--and we’re both growing really fast. I’m amazed that there aren’t 20 insurance tech companies going after homeowners insurance, just given the size of the market and that there aren’t 40 going after auto insurance. There should be, because they’re huge markets. They’re markets where customers are unhappy and they’re markets with really complacent incumbents.

Now, you asked the question, why not? Why aren’t there more of these? And, the answer is, it is a hard industry to get into and it requires a lot of capital. It requires a lot of regulatory stuff. It requires a lot of knowledge. We have--I mean, it’s bigger than this now--we have a huge actuarial team. That knowledge is really hard to come by, and so I think that’s why there aren’t as many tech companies going after this, not because it’s not a huge, huge, huge opportunity.

And, I think the answer as to why some of those other companies have market caps that are larger than us, first of all, they went public earlier than us, so they’ve had the advantage of sort of being out there and obviously, that’s one reason why we want to go public is to experience the same thing. You see some of these companies, Lemonade, do really, really well.

And, then the other one is they’re just bigger than us. So, Hippo has more premiums under management. Our approaches are really different. We’re the--we’ve been really careful not to just pursue growth at all costs, but to pursue sort of profitable growth with good unit economics and that’s really a very important part of who Kin is.

Matt Higgins

I think from my vantage point, number one, what I love about homeowners insurance but Kin in particular is the direct to consumer approach. If you take a step back, if this was possible to sell insurance this way, it would have been done 30 years ago or 40 years ago. Walking into a storefront to buy an insurance contract, which is a virtual good, is the same thing as trying to buy an NFT at your local grocery store. It doesn’t make sense because it’s virtual and it’s meant to be sold directly.

Second thing, by selling through an intermediary creates distortions, which Sean can get into, around underwriting, because a lot of the variables that the--are self-reported. The agent is helping direct the conversation. “How old is your roof?” “Not that old.”

It’s the same as Sean always says. It’s just like asking somebody, “Do you pay your bills on time?” when you’re applying for a credit card. “Oh, most definitely.”

So, this business was born to be direct to consumer. That’s number one. Two, there’s a lot of now lumping everything together because insur-tech and fintech has had this incredible period of explosive growth. I’ve seen this play out in e-commerce and other sectors. Let’s just start with consumer goods.

There’s a rush of excitement when businesses embrace e-com and then early days, multiples are based on a multiple of revenue and growth in all costs. That’s what the general marketplace values. And, then as more time goes by, you start to realize, actually, margins matter. Path to profitability matters. CAC to LTV really matters.

When I teach this topic, we talk about ratios that are two and below are not very good businesses. And, so I think similar in the insur-tech space, there’s a little bit of more understanding now of not all insur-techs are created equal and in the end, insur-techs, when you go in e-com, any sector that embraces e-com cannot defy the laws of the e-com universe, which is lifetime value customer acquisition cost and underlying profitability on unit economics will catch up to you and matter a lot.

So, I think it’s actually kind of early because that process of the market discerning the nuances that really matter is only just starting to happen in my view. And, that’s why when you look at--I encourage everyone watching this, go to the investor presentation and look at the unit economics of Kin versus the peer set and look at the S4 and you’ll see the distinctions that we see. It’s just Kin just may be a little less on the radar than some of the other cohorts, and that’s what we’re doing together through partnership with Omni.

Josh Fineman

And, you guys are currently in California and Louisiana and Florida with, I think, with an acquisition you made to--plans to expand more nationwide. When will we see that and what markets or states are you targeting? And, how important is that to the growth?

Sean Harper

So, we--the growth projections that you’ll see on the investor presentation, those do not rely on us selling any other products. So, we’re just--that’s just the homeowners forecast and it is very possible to do that within our existing footprint. If you think about it, those three states we’re in, it sounds small. It’s three states. It’s a $20 billion market, those three states. That’s huge.

So, we’re really aiming to, by this time next year, to be in more like half of the market, and this is the sort of roadmap on that is in the investor presentation and then the year after to be more like 80/90 percent of the market, of the addressable market. And, we don’t want to be everywhere, because the--insurance, every state is regulated differently. The weather is different. The competitive dynamics are different.

You actually get a really--and we’re seeing this in our business. You get a really big benefit by focusing. So, yeah, we did buy this company. It’s a shell company. It doesn’t have any operations, just insurance licenses, and that’ll help us get into more states faster. But, you’re still not going to see us blasting into a ton of states.

We’re going to focus on these really big states, the states that are coastal where a lot of people live, where the weather is more volatile, where we think that there’s really, in some states, the opportunity is better than in other states, and we’ll be focusing on those states.

Josh Fineman

Guys, just a technical sort of question. On the--you guys have said the 4Q for the close. Is that still on target? Only reason I ask is because I think some SPACs have seen a little bit of struggle with maybe the regulatory environment now.

Matt Higgins

We just filed our S4 last--this week, which has been--we worked really hard to get that out the door obviously, and very thorough, and so we’re still on pace. That’s the best answer I can give you. And, we just, we’re on this day and night. So, Sean, as he mentioned, we’re communicating constantly.

One thing I want to touch on about Florida, your question about the concentration of three states. That’s one of the benefits of the partnership between Omni and us is that I have an outside role in Florida, because my partnership with Steve Ross, owner of the Dolphins. I’m Vice Chair of the team. Steve Ross is one of the largest developers in the country. He came into the pipe, which is very helpful.

But, also in Florida in particular, it just gives Kin more levers to pull to go deeper on brand awareness. What Kin has done is built a really elegant performance marketing machine that can convert at 7.9 CAC/TVL ratio.

I made this point to Sean. One of the things you want to do as you go from that performance conversion machine is maintain the discipline, but be willing to invest ahead of conversion and top of the funnel brand awareness. That’s a long sentence.

The point is you want a lot of people to know you, so when they think, “I have a new home,” or “I want to switch costs,” “let me check Kin.” And, that can’t only happen if you’re only putting ads in front of them at the moment that they’re looking to buy.

So, what we recently rolled out, I encourage everybody looking at it, a short movie called Florida Man. We decided that nobody had figured out the genesis of the original Florida Man. So, Sean actually had been incubating this idea for a long time for a couple of reasons. One, wouldn’t it be funny? But, two, Florida is misrepresented across the U.S. because of these crazy headlines.

We love the state. Let’s do something funny that gets people attention into the origin of Florida Man. Gary Vaynerchuk is my partner and my brother and we brought him in, the firm came in, and we worked from the moment that this LOI was done. That shows you how hard we’ve been at it. We didn’t wait for the definitive agreement and we released this last week and it’s doing phenomenal. But, it gives you a general sense of the opportunity in Florida that Kin has done so well, without really investing in that just broader halo, because Sean’s built a really disciplined capital efficient company, which is great. So, we want to preserve that DNA but expand it a bit to create more broader awareness.

Josh Fineman

Got you. One thing I noticed, I could be wrong, but that you guys maybe--because of the home insurance, that is there--are you considering doing any partnerships with a porch.com or Open Door or somebody that--or even Amazon for the security of the Ring, is that something that you’re thinking about? I thought there was sort of a thought about that.

Sean Harper

Yeah, 100 percent. So, one of the really big advantages of being tech enabled, being a tech company, is we can embed in these contexts. We have APIs and actually, we do this now with a bunch of partnerships.

So, if you go to bankrate.com, for example, you can actually get Kin quotes right off of that site. It’s pretty cool. You think about these other companies, like the ones you mentioned, the whole real estate stack is getting re-worked. It is one of the oldest, most antiquated industries in the world and homeowners insurance is a big part of that.

So, as those areas are revamping their tech, it’s really natural that we would be really good to plug in on that. One thing that’s really philosophically important to Kin, though, is we really want our customers to be our customers. We want to have a direct relationship with our customers, and so I don’t think that you’ll see us doing things as much where oh, we’re just sort of behind the scenes and it’s actually Porch’s customer.

That would not be on strategy for us because we’re a 100 percent direct to consumer company. We think that gives us a lot of benefits. It gives us an economic benefit because those customers, you don’t need to pay a recurring fee to keep them. Insurance, the norm, is that you pay whoever got the customer, whoever owns the customer relationship, they get a recurring fee and that’s great for them, but not so great if you’re the guy paying the fee.

The other thing is, if you’re direct to consumer, you get to keep your customers longer because they turn less. There’s not some other person or entity in the middle whose job it is to switch them to a different carrier.

And, then we also think it really helps us with our risk selection because we can choose who are we marketing to? Which customers are we marketing to? Do we know that they’re going to be ones that are likely to convert, ones that are likely to be good risks, ones that are attractive for our portfolio? Because in insurance, this is one of the really interesting things, you’re not just managing for the expected value, but you’re also managing for the variants. So, you want to make sure, I don’t have three houses on the same block.

So, what happens if a tornado hits that block? Well, that might not be something that’s within my risk ratio. So, managing that is something insurance companies pay a lot of attention to. They all do, obviously. But, for Kin, as a direct to consumer company, it’s just another lever we can use is say, okay cool, we have too many customers in this neighborhood. Let’s go over here and spend some marketing money on this neighborhood so we can sort of even it out. And, we’re doing that type of calculation and readjustment continuously and it’s a really big advantage.

Matt Higgins

Yeah, I think big picture, putting on my e-com hat, I’m always suspect when an e-commerce company makes a choice to further disintermediate yourselves from their own customer. You want to see behavior that fights to maintain that one to one relationship because that’s where the flywheel is developed. That’s where you’re able to make sure you can fulfil your proposition.

So, anyone that chooses sort of growth and distribution over that relationship, I’m always a little suspect. It’s a reason why DTC e-com companies always struggle with Amazon, because they want the distribution, they want the channel, but they don’t like that Amazon effectively disintermediates yourself from your own customer and it’s hard to get more leverage out of it. So, I think that’s one of the things I love about Kin.

It is a virtual product. You shouldn’t have to disintermediate yourself to get scale. So, partnerships are great, provided that it’s about lead gen and putting you in front of a new audience that benefits both. But, to the--the further you move away from your relationship with the customer, the more skeptical I would be. I’m saying this about any business, not just insur-tech, but insur-tech as well.

Josh Fineman

Guys, and what about--there’s--I think you guys talked about or have talked about moving into other areas of insurance, auto, life, maybe even mortgages. Talk about that as far as expansion plans.

Sean Harper

Yeah, that’s a big part of it, because if you think about it, one of the really--home insurance is a good business to be in, especially if you’re doing it well. But, it’s also this amazing wedge product because it’s so sticky. We keep 92 percent of our customers year to year. So, that gives us a lot of chances to do other stuff with them.

And, then we’re also tied into the home. There’s nothing in anyone’s life that’s a bigger part of their life than their home, except maybe their kids. So, we’re a huge part of people’s lives and you’ll see this, even in the legacy industry. There’s a quote in our deck, which I thought was really good from JD Power, and it says, “Homeowners insurance customers are the single most valuable group of personalized customers for PNC insurers.”

And, of course they are, because people who are in homes, they’re buying all this other stuff and so if you think about us selling other insurance products, a lot of the times, people do get life insurance when they buy a home, right. We also know that homeowners are disproportionately likely to own cars. If you’re living in a hi-rise in the city, you might not own a car. Well, if you live in a suburban home, well you probably do own--you might own two cars.

And, then if you think about other--the other sort of excerpt we can go at, which is other non-insurance products, we know a lot about people’s roofs, so maybe we could be in the floor business. We know a lot about their mortgage. We know everything about their home, so we’d be in a really amazing position to get them a better mortgage.

And, so we just think there’s a lot of directions we can take it in and it gives us a lot of upside in the future. But, all the projections and everything in the deck are just based upon selling homeowners insurance. So, anything else we do is just gravy.

Mike Higgins

Yeah, and one of the things we worked on together is making sure that the brand halo is large enough, the umbrella, to accommodate growth beyond the initial vertical. So, where we land, and which we’re really excited about, is Kin is built for every new normal. So, it’s not just normal in terms of weather volatility, but of course that’s a big part of it, but as Sean will point out, new normal as in customers want to buy things online. Customers want to eliminate all friction from the buying spread.

Customers expect, “I should be able to get a quote probably in minutes.” The idea of explaining to them why a car is different and a little bit easier to underwrite because a car is essentially fungible. One Toyota and another Toyota, effectively the same. Your house and your neighbor’s house, very different. Nobody cares.

So, they expect that they’re going to be able to go ahead and get that quote, so won’t be tied to anybody to this and get with the program and realize you have to deliver that experience. So, Kin is built for every new normal. That brand is large enough to encompass other verticals.

But, it was really important to Sean and I when going through this process, but let’s maintain the discipline that got you here, which is focus on the core product, focus on the states that we’re in, allow for expansion, and take your time to throw out additional products. And, so as Sean mentioned, in the investor presentation, you’ll see the projections are basically 98 this year, 234 next year, 430 the following year, and that does not encompass new products.

Sean Harper

And, the other thing I’ll note, just because we’re riffing on this, having that direct relationship with the customer is really important for selling them other products. And, this is, I think, one reason why insurance companies historically haven’t really branched out and sold many other products, because they actually don’t own the customer relationship or that’s owned by the insurance agent.

So, selling another product through that channel is actually really problematic, especially if it’s not an insurance product. And, so we think that this really gives us a big edge. We’re really the only insur-tech that’s focused on direct to consumer homeowners and it has a lot of benefits.

Matt Higgins

At the moment, that we know of. And, one other point, Sean, that we didn’t--

Josh Fineman

--(INAUDIBLE)--

Matt Higgins

--Yeah, right, in case this interview doesn’t age well. But, so one point that we talk about is the average age of the--one thing that got me excited about Joshua is when you’re going through the process, common sense would dictate with a direct to consumer business, your customers are probably early adopters. Well, early adopters eventually, when you burn through them, your CAC goes up. So, I was fishing for those variables and I remember asking the first time, “What’s the average age of your customer?” It’s like 35 and Sean goes, “57.” I think it’s 57, right, Sean?

So, that took me aback. That tells me a couple things. One, perfect product market fit. That’s how much people really want this product. But, two, something about your onboarding system is probably accommodating all different types of people who are comfortable with e-com and sure enough, when you talk about what’s the number of people that go all the way through digitally, it’s, like, 15 percent or so.

I thought that’s a great fact that the system is built, it is a DTC but it’s not purely digital because want to talk to humans, as Sean always says. So, I love the fact that that high of percentage wants to talk to somebody because that means when the time comes that you want to introduce different products, you already have a one to one relationship and I would encourage everybody out there again, I always say do your homework.

There’s so much data available right now between S4 and the pipe, but also customer reviews, everything. When you look at the reviews, you’ll see over and over again, “Thanks, Cindy. I love my experience.” “Thanks, Bob.” And, it’s always very highly personal.

And, we’re talking to Sean and it’s because such a high percentage are completing the process by talking to the person, and they’re delighted that a human is talking to them at their insurance company. And, at the other end, when I think a lot of insurance companies take the view of a claim is a thing to be avoided at all costs. Do not make it easy. Kin takes the reverse approach by if there’s a storm coming in Florida, if you’re a customer, you already know that out there at Kinland. You’ll get a text message saying, “Hey, something’s coming, just want to let you know, batten down the hatches.” Storm passes, “Hey, just checking in on you.”

Most insurance companies, I believe--this is an opinion, but just my own experience being a consumer--try to eliminate that interaction because they think claims, it’s not a good day when a claim is filed. And, Kin views it as it’s a great day to make somebody’s day a little bit better. They’re probably having potentially one of the worst days of their lives. What can we do to make it an incrementally better day?

I know I’m talking to you, Sean. I just get so excited about this.

Sean Harper

Yeah, well you’ve got to--and it also goes into where are you using tech and how are you using tech and AI? And, I think people gravitate to this, “Oh, we could use AI to talk to our customers.” It’s like, okay but that’s not for us. We’re not into trying to avoid talking to our customers.

We actually think humans are really great at doing customer service and people want to talk to other people. It feels good. And, so what we’ve done is we’ve really focused our AI on eliminating and reducing and sort of increasing the efficiency of a lot of the back office tasks that you have in insurance, because if you go into an insurance agency or an insurance company, you’ll see them put--they’re pushing a lot of paper.

They’re copying things from one window into another, etc. etc. and that’s where you really want the bots to go to work is on that, because no one likes doing that work and no one cares if a computer does that work or a human does it. And, by the way, computers are way better at that type of work, but I think it’ll be a while before computers are better at communicating complicated concepts to people that other people are.

Matt Higgins

I love that point. So true.

Josh Fineman

Just last--wrapping this up. Two quick questions I think--well, I don’t know if they’re quick. But, COVID, has that been a headwind or tailwind or what lessons have you learned from the whole COVID--which I mean, it’s still out there.

Sean Harper

So, we think it’s a little bit of a tailwind and it’s not like a new trend. But, I do think that a lot of people who are questioning, “Do I need to go to a store for this or could I just do it online?” before, it just really solidified that. It’s like, so much more e-commerce and we’re in a world--and this was true before COVID and I think it’s even more true after COVID or during COVID--I guess we’re still dealing with this--is people aren’t buying physical things in physical stores anymore.

Why would you buy a virtual thing in a physical store? That doesn’t make any sense.

Matt Higgins

Yeah, I would think COVID so far is a compressed 5 to 10 years of digital adoption into a period of 18 months, probably more, that is in and of itself its own tailwind, just consumer expectations.

Josh Fineman

I guess just to wrap this up, what concerns or what questions do investors have that you guys want to think that are unanswered or that are confused or that people want to know most about Kin?

Matt Higgins

Sean, you want to start? It’s a great question, by the way.

Sean Harper

Yeah. So, I think the business model question is one that’s really important because direct to consumer is a new model for insurance. It’s historically been sold through these agents and the investors are really curious about all the different benefits that gives you, because it’s not just on the cost side, but it’s also on the retention side and the risk side as well.

I think as we talked earlier, I think it’s also on the (INAUDIBLE) side. The other thing we end up answering a lot of questions about is the way we’re structured financially because it’s a little bit different. Kin actually has a really novel insurance structure, which is we’re the manager of a reciprocal exchange, which it’s actually an old, old insurance model.

Some of the biggest insurance companies--Farmers, Erie, USAA, these are all other reciprocal exchanges. But, the way it works is really cool actually. The customers are actually the owners of an insurance company that’s called the Kin Inter-Insurance Network, and it’s that entity that has the credit rating, the regulatory acceptance, etc. That’s the one with the balance sheet.

And, then Kin, the tech company that the investors are investing in, is really we make our money by managing that exchange. And, so we get paid a 32 percent of premium management fee on that. And, we think it’s really perfect. It’s really elegant because the customers get--they get to be part of something. They get to benefit when the carrier does well and then over here on the investor side, they’re not buffeted by the ups and downs, the weather, in the same way. They’re sort of insulated this exchange that’s off balance sheet, which I think is a really cool structure.

So, a lot of people ask about that because while it’s cool, it’s also a little bit different. It’s a little bit complicated, so then we end up answering a lot of questions about that one.

Matt Higgins

And, I would throw in one, which it’s counter intuitive to think that you could operate in catastrophe exposed states and perform well or be able to manage the exposure to the underlying risk. And, so I would argue--or I would suggest, go to the investor presentation. I’m forgetting the exact page, but you’ll see the insurance re-insurance stack, which has over 40 reinsurers, marque names, that are basically offloading risk from Kin at a certain point.

Obviously, Kin retains risk because of moral hazard. You want to make sure there’s an alignment. But, I think they’ve done a great job managing risk and trying to find that right equilibrium. But, that is a little bit counterintuitive when you’re first talking about--and the second point I would make to other investors, I always believe getting behind macro trends and trying to identify who the winners for the macro trends. But, first you start with the macro trend.

There are several massive macro trends at work here on Kin’s behalf. One is obviously the shift to e-com. Two is climate change. The notion that we can simply abandon communities because they are the ones disproportionately affected by climate change, remember Florida, you, Joshua, had nothing to do with why Florida is disproportionately impacted by climate change, at least I believe you’re not. You don’t have an outsized carbon footprint.

So, yet we’re going to penalize these states/cities because they’re disproportionately impacted. It makes no sense. Two, there will be nowhere to run in a decade.

So, the best insurance companies are the ones who are going to have to adapt to that macro trend and I think that’s one of--which makes very interesting about Kin. And, lastly I would say to investors who are trying to figure out the clutter, this company is performing bad. This is not--insurance tech is not one big amorphous, massive companies and everyone is valued the same.

You want to really look beyond the numbers and ask yourself, is the CAC to LTV ratio sustainable to lead to a growing business? Is there an ultimate path to profitability? Are the unit economics make sense? Is the customer acquisition process scalable? Is this what customers are going to want?

I would ask those fundamental questions the same way you would be asking it of an e-com company in another sector. The same rules are going to apply to fintech and insur-tech, so those would be my three overarching piece of advice.

Josh Fineman

Sean and Matt, really appreciate your time. This has been Josh Fineman with Seeking Alpha CEO Interviews. Thanks a lot, guys.

Matt Higgins

All right, thanks, Josh.

Sean Harper

Thank you.

Matt Higgins

Take care, Sean.

Important Information for Investors and Stockholders

This communication relates to a proposed business combination (the “Business Combination”) between Omnichannel Acquisition Corp. (“Omnichannel”) and Kin Insurance, Inc. (“Kin”). In connection with the proposed Business Combination, Omnichannel intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Omnichannel in connection with Omnichannel’s solicitation of proxies for the vote by Omnichannel’s stockholders with respect to the proposed Business Combination and a prospectus of Omnichannel. The proxy statement/prospectus will be sent to all Omnichannel stockholders, and Omnichannel will also file other documents regarding the proposed Business Combination with the SEC. This communication does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination.  Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed Business Combination as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Omnichannel through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Omnichannel may be obtained free of charge by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., 485 Springfield Avenue #8, Summit, New Jersey 07901.

Forward-Looking Statements

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Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved.

Any financial and capitalization information or projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Omnichannel’s and Kin’s control. While such information and projections are necessarily speculative, Omnichannel and Kin believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of financial information or projections in this communication should not be regarded as an indication that Omnichannel or Kin, or their respective representatives and advisors, considered or consider the information or projections to be a reliable prediction of future events.

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Omnichannel, Kin and their respective directors and executive officers may be deemed participants in the solicitation of proxies of Omnichannel stockholders with respect to the proposed Business Combination. Omnichannel stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Omnichannel and their ownership of Omnichannel’s securities in Omnichannel’s Annual Report on Form 10-K, which was filed with the SEC on March 31, 2021 and is available free of charge at the SEC’s web site at www.sec.gov, or by written request to: Christine Pantoya, Chief Financial Officer, Omnichannel Acquisition Corp., First Floor West, 51 John F Kennedy Pkwy Millburn, NJ 07078.

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